1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust (the “Trust”)
(Securities Act File No. 333-92935
Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 1,239

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 1,239 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment relates to the following series of the Trust:

iShares Emerging Markets Diversified Country Strategy ETF (the “Fund”)

The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding a new series to the Trust, and it will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

The Fund is a fund of funds and seeks to track the investment results of the Morningstar® Emerging Markets Equal Country Weighted IndexSM (the “Underlying Index”). The Fund invests primarily in other funds (each, an “Underlying Fund” and collectively, the “Underlying Funds”) that themselves seek investment results corresponding to their own underlying indexes. The Fund may also invest in a combination of other exchange-traded funds (“ETFs”) (including other iShares ETFs), cash and cash equivalents, including shares of money market funds advised by BlackRock Fund Advisors, or its affiliates.

The Underlying Index is an emerging markets index that seeks to provide diversified exposure to emerging markets countries. The Underlying Index is comprised of Underlying Funds categorized as emerging markets country funds that meet liquidity and inclusion characteristics as determined by Morningstar Inc.’s proprietary index methodology. The Underlying Index seeks to diversify emerging markets country exposure by applying an equal weight allocation to each eligible Underlying Fund.

The Underlying Index is rebalanced quarterly and reconstituted annually. The components of the Underlying Index primarily include emerging markets country funds. The Underlying Funds’ indices may include large-, mid- or small-capitalization companies. The Underlying Funds’ indices, in the aggregate, include exposure primarily to the energy, financials, materials and telecommunications industries. The components of the Underlying Funds, and the degree to which these components represent certain industries, may change over time.

As of October 31, 2014, the Underlying Index included the following Underlying Funds within the equity asset class: iShares MSCI All Peru Capped ETF, iShares MSCI Brazil Capped ETF, iShares MSCI Chile Capped ETF, iShares MSCI China ETF, iShares MSCI India ETF, iShares MSCI Indonesia ETF, iShares MSCI Malaysia ETF, iShares MSCI Mexico Capped ETF, iShares MSCI Philippines ETF, iShares MSCI Poland Capped ETF, iShares MSCI Qatar Capped ETF, iShares MSCI Russia Capped ETF, iShares MSCI South Africa ETF, iShares MSCI South Korea Capped ETF, iShares MSCI Taiwan ETF, iShares MSCI Thailand Capped ETF, iShares MSCI Turkey ETF and iShares MSCI UAE Capped ETF.

(2)	Changes from Recent Filings

The Fund’s description of its investment strategy (i.e., the Fund tracks a specific benchmark, its Underlying Index, described above) and risk factors are specific to this Fund. The portfolio managers are specific to this Fund.

The Amendment follows the general format used by previous Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 1,078 filed pursuant to Rule 485(a)(2) on March 21, 2014.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in previous filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 1,078, filed pursuant to Rule 485(a)(2) on March 21, 2014, relating to the iShares Global REIT ETF, which became effective on June 30, 2014.

In the Prospectus:

“Portfolio Holdings Information,” “Management – Investment Adviser,” “Management – Administrator, Custodian and Transfer Agent,” “Management – Conflicts of Interest,” “Shareholder Information – Book Entry,” “Shareholder Information – Share Prices,” “Shareholder Information – Dividends and Distributions,” “Shareholder Information – Taxes,” “Shareholder Information – Creations and Redemptions,” “Shareholder Information – Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services – Investment Adviser,” “Investment Advisory, Administrative and Distribution Services – Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services – Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services – Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services – Distributor,” “Investment Advisory, Administrative and Distribution Services – Payments by BFA and its Affiliates,” “Additional Information Concerning the Trust – Termination of the Trust or the Fund,” “Additional Information Concerning the Trust – DTC as Securities Depository for Shares of the Fund,” and “Financial Statements.”

* * * * *

The operations of the Fund, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Seong Kim

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).